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April 26, 2006

VIA EMAIL

Michael Kosoff, Esq.
Securities and Exchange Commission
Division of Investment Management
1000 F Street, N.E.
Washington, D.C. 20549-4644

Re: Hartford Series Fund, Inc. (SEC File Nos. 333-45431 and 811-8629) and Hartford HLS Series Fund II, Inc. (SEC File Nos. 33-3920 and 811-4615) Post-Effective Amendments to Registration Statements Filed February 14, 2006

Dear Mr. Kosoff:

Pursuant to your request, this letter responds to comments you provided to Ronnie Kryjak and myself in a telephonic discussion on Monday, April 3, 2006 regarding Post-Effective Amendment No. 41 to the Registration Statement for Hartford Series Fund, Inc. under the Securities Act of 1933 and Post-Effective Amendment No. 45 to the Registration Statement for Hartford HLS Series Fund II, Inc. under the Securities Act of 1933 filed simultaneously with the Securities and Exchange Commission on February 14, 2006. Summaries of the comments, and our responses thereto, are provided below. I have either responded to your questions/comments or have described how I will address your comments in a Post-Effective Amendment to each Registrant's Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933.

RESPONSE TO COMMENTS

Please find your comments, together with our responses to your comments, below. Capitalized terms have the same meaning as defined in the applicable prospectus(es) or Statement(s) of Additional Information ("SAI") unless otherwise indicated. Each prospectus comment and response applies to each prospectus filed unless otherwise indicated. Each SAI comment and response applies to each SAI filed unless otherwise indicated. The comments and responses are grouped by prospectus or SAI and numbered according to the order in which you provided the comments.

PROSPECTUS COMMENTS

1.      COMMENT:    On the back cover page, please update the telephone number for the SEC's public reference room.

        RESPONSE:   We have changed the telephone number as requested.

U.S. Austin Boston Charlotte Harrisburg Hartford New York Newport Beach Palo Alto Philadelphia Princeton San Francisco Washington DC EUROPE Brussels Frankfurt London Luxembourg Munich Paris

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2.      COMMENT:    For each fund, please provide the bar chart required by Item
        2 of Form N-1A.

        RESPONSE:   The printer that is used to EDGARize the prospectuses does not include bar charts in the EDGAR filing. The bar charts will appear as required in the printed books that are sent to investors. Please see APPENDIX A for an example.

3.      COMMENT:    For those funds that are non-diversified, please provide a discussion of the risks of non-diversification in a separate paragraph in the "Main Risks" section for each fund.

        RESPONSE:   For each non-diversified fund, the risk disclosure relating to non-diversification has been placed in a separate paragraph. The disclosure states that "because the fund is non-diversified and therefore may take larger positions in individual issuers than other mutual funds, it is subject to greater financial risk than a fund that maintains a more broadly diversified portfolio."

4.      COMMENT:    For each portfolio manager biography that contains the term
        "investment professional" in connection with such portfolio manager's business experience for the last five years, please provide an explanation of the portfolio manager's experience using a more descriptive term than "investment professional."

        RESPONSE:   For each applicable portfolio manager, disclosure has been added indicating that the individual has been a portfolio manager with Wellington Management for at least the last five years, or for a shorter period of time, as applicable. For those individuals that have not been at Wellington Management for at least the last five years, disclosure is provided describing their business experience prior to joining the firm.

5.      COMMENT:    Please provide any changes to the disclosure in the section
        "Frequent Purchases and Redemptions of Fund Shares" to the staff.

        RESPONSE:   Please see APPENDIX B.

6.      COMMENT:    For each fund that contains disclosure regarding frequent
        trading of portfolio securities in the fund's "Main Risks" section, please provide corresponding disclosure in the fund's "Principal Investment Strategy" section.

        RESPONSE:   Disclosure has been added in each applicable fund's
        "Principal Investment Strategy" as requested, indicating that the fund may trade securities actively, or very actively, as the case may be.

7.      COMMENT:    For Global Advisers HLS Fund, please provide a supplemental explanation of the fund's benchmark change.

        RESPONSE:   Disclosure has been added for Global Advisers HLS Fund
        indicating that the new benchmark is better suited to the growth strategy of the fund due to a greater similarity of characteristics of the securities in the fund and the new index.

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8.      COMMENT:    For Global Leaders HLS Fund, please correct the
        typographical error whereby the word "capital" was deleted from the description of the fund's benchmark.

        RESPONSE:   The requested change has been made.

9.      COMMENT:    For each fund that contains disclosure regarding fundamental analysis in the fund's "Principal Investment Strategy" section, please provide corresponding risk disclosure in the fund's "Main Risks" section.

        RESPONSE:   Disclosure has been added in each applicable fund's "Main
        Risks" section as requested, stating that the fund's "success in achieving its goal is highly dependent on Wellington Management's successful use of fundamental analysis of the prospects of particular companies. Therefore, an investment in the fund also entails significant financial risk related to such companies."

10.     COMMENT:    For each fund that contains disclosure regarding value
        approach in the fund's "Principal Investment Strategy" section, please provide corresponding disclosure in the fund's "Main Risks" section.

        RESPONSE:   Disclosure has been added in each applicable fund's "Main
        Risks" section as requested, stating that "[f]ollowing a value orientation towards investing entails special risks. Overlooked or otherwise undervalued securities entail a significant risk of never attaining their potential value."

11.     COMMENT:    In the "Purchase and Redemption of Fund Shares" section,
        please correct the typographical error in the sentence that ends with "... up to the lesser of $250,000 of 1% of the net asset value of the applicable fund during any 90 day period for any one account" by changing the second "of" to "or."

        RESPONSE:   The requested change has been made.

12.     COMMENT:    In the "Management of the Fund" section, in the management fee schedule for Advisers HLS Fund, consider adding a footnote explaining the management fee reduction.

        RESPONSE:   A footnote has been added indicating that the management fee has been reduced from 0.63% to 0.60%.

13.     COMMENT:    In the "Frequent Purchases and Redemptions of Fund Shares"
        section, please consider adding disclosure explaining that a potential effect of the funds' discretion to reject any purchase is that the funds may not eliminate all market timing.

        RESPONSE:   The "Frequent Purchases and Redemptions of Fund Shares"
        section already contains disclosure indicating that the funds cannot eliminate all abusive trading activities. The sentence stating that "[n]o system for prevention and detection of market timing and other abusive trading activities can be expected to eliminate all such

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        activities" has been placed immediately after the disclosure referenced above to make this point more clear.

14.     COMMENT:    For each fund that uses the Russell 1000 Value Index as a
        benchmark, please confirm that the description of the index is accurate.

        RESPONSE:   We have confirmed that the description of the Russell 1000
        Value Index is correct as disclosed for Dividend & Growth HLS Fund, Equity Income HLS Fund and Value Opportunities HLS Fund. The description for Value HLS Fund has been modified to match that of the other funds.

15.     COMMENT:    For International Stock HLS Fund, the "Main Risks" section indicates that the fund may use derivatives for hedging against foreign currency risk or "for other investment purposes." If these "other investment purposes" are principal investment strategies, please describe such purposes in the "Principal Investment Strategy" section. If these "other investment purposes" are not principal investment strategies, please remove the reference to such purposes from the "Main Risks" section.

        RESPONSE:   The reference to "for other investment purposes" in the
        "Main Risks" section has been deleted and replaced with "for enhancing returns." The modified disclosure tracks the language in the "Principal Investment Strategy" section, which states that "[t]he fund may engage in forward currency exchange contracts to hedge its portfolio against unfavorable currency movements and to enhance returns."

16.     COMMENT:    In the "Financial Highlights" section, please delete all
        footnote anchors from the financial highlights tables that do not have corresponding footnote text.

        RESPONSE:   The requested changes have been made.

17.     COMMENT:    In the SmallCap Value HLS Fund Class IB prospectus, please correct any errors in page numbering.

        RESPONSE:   The requested change has been made.

SAI COMMENTS

18.     COMMENT:    In the "Disclosure of Portfolio Holdings" section, please
        include disclosure describing any restrictions or conditions placed upon an entity that receives portfolio holdings information pursuant to an ongoing arrangement, including any confidentiality provisions or trading restrictions.

        RESPONSE:   The SAI accurately reflects the conditions that are
        currently in place for entities in order to receive portfolio holdings information. We have added language to make it clear that the ongoing arrangements are subject to these conditions.

19.     COMMENT:    In the "Bank Loans" section, please explain why the second paragraph and portions of the third and fourth paragraphs have been deleted.

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        RESPONSE:   The second paragraph in this section has not been deleted, it has been moved to the end of the section. Portions of the third and fourth paragraphs have been deleted because the disclosure was either duplicative, confusing and/or unnecessary.

20.     COMMENT:    In the "Equity Securities" section, the disclosure states
        that Money Market HLS Fund, Mortgage Securities HLS Fund and U.S. Government Securities HLS Fund may not invest in equity securities, while the "Principal Investment Strategy" of each of these HLS Funds seems to indicate that the fund may invest in the securities of entities such as Fannie Mae or Freddie Mac, which can be considered equity securities. Please explain this apparent discrepancy.

        RESPONSE: We note that entities such as Fannie Mae or Freddie Mac may issue either debt or equity securities. Money Market HLS Fund, Mortgage Securities HLS Fund and U.S. Government Securities HLS Fund only invest in debt securities issued by such entities.

21.     COMMENT:    In the "Structured Notes" section, please correct the
        typographical error in the sentence that reads "Capital Opportunities HLS Fund, LargeCap Growth HLS Fund and SmallCap Value HLS Fund each may invest up to 5% of itstotal assets in structured notes."

        RESPONSE:   The requested change has been made.

Please call me at (617) 728-7113 or John V. O'Hanlon at (617) 728-7111 if you have any questions.

Very truly yours,

/s/ Brian J. Montana


cc:   Edward P. Macdonald
      Michael G. Phillips
      John V. O'Hanlon